[redacted]

08032624 MISSION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48560

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Palmieri, Angnardo & Co., Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 Towson Dr
(No. and Street)

Warren, OH 44483
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Angnardo 330-847-6314
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peter A. Foley
(Name – *if individual, state last, first, middle name*)

771 Rte 34 Matawan NJ 07747
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 16 2008
THOMSON REUTERS

SEC Mail Processing Section
AUG 27 2008
Washington, DC
101

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Palmieri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Palmieri Angrisano & Co. Inc, as of JUNE 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TAMMY L. AMARI
Notary Public of New Jersey
My Commission Expires April 11, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Palmieri, Angnardo & Co., Inc.

Report on Statement of Financial Condition

June 30, 2008

AVAILABLE FOR PUBLIC INSPECTION

Palmieri, Angnardo & Company, Inc.

Statement of Financial Condition

June 30, 2008

Table of Contents

Peter A. Foley CPA

CERTIFIED PUBLIC ACCOUNTANT
771 Hwy 34, Matawan, NJ 07747
Phone : (732) 290-9444   Fax: (732) 290-0521

Report of Independent Auditors

The Board of Directors of
Palmieri, Angnardo & Co., Inc.

We have audited the accompanying statement of financial condition of Palmieri, Angnardo & Co., Inc. as of June 30, 2008, and related statements of income, changes in stockholder=s equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company=s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides the reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Palmieri, Angnardo & Co., Inc., and the results of its operations and cash flows for the year ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peter A. Foley

August 20, 2008

Palmieri, Angnardo & Company, Inc.

Statement of Financial Condition

June 30, 2008

Assets		
Cash and cash equivalents	$	11,088
Receivables		
Brokers, dealers and clearing organizations		4,055
Prepaid Expenses		420
Total Assets		15,563

Liabilities		
Payables:		
Brokers and dealers	$	1,211
Accrued expenses and other liabilities		3,260
Total Liabilities		4,471

Stockholder=s equity		
Common stock - no par value, 100 shares authorized; 100 shares issued and outstanding		11,145
Paid in capital		-
Retained Earnings		(53)
Total stockholder=s equity		11,092
Total Liabilities and Stockholder=s Equity	$	15,563

See accompanying notes

Palmieri, Angnardo & Company, Inc.

Notes to Financial Statements
June 30, 2008

1. Organization and Nature of Business

Palmieri, Angnardo & Co., Inc. (the ACompany@), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The company is a State of Ohio Corporation.

2. Significant Accounting Policies

Basis of Presentation

The Company operates its business as an introducing broker using a clearing corporation as the Acarrying broker@. The carrying broker is responsible for all regulatory requirements for customer=s accounts since customers of the introducing broker are considered the carrying broker=s customers.

15c3-3 Exemption

The company operates under the exemptive provisions of the SEC reserve requirements for broker-dealers under Rule 15c3-3 (k)(2)(ii), since all customer transactions are cleared through **Mesirow Financial** (another broker-dealer) on a fully disclosed basis.

Statements of cash flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are held for sale in the ordinary course of business.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (or 8 to 1 of its net capital for 12 months after commencing business as a broker or dealer)(and the rule of Aapplicable@ exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2008, the Company had a net capital of $10,895 which was $5,895 in excess of its required net capital of $5,000. The Company=s net capital ratio was 0.41 to 1.

4. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at June 30, 2008 consist of the following:

	Receivable	Payable
Receivable from clearing organizations	$ 4,055	$ 1,211
Fees and commissions receivable/payable	-	-
Other-Taxes and Accrued expenses	-	3260
	$ 4,055	$ 4,471

END